STANTEC INC.

Material Change Report

This report is filed under National Instrument 51-102.

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)
10160 - 112th Street
Edmonton, Alberta
Canada T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

May 4, 2006.

3.	News Release:

A news release was issued by Stantec on May 4, 2006 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that its shareholders have approved a two-for-one split of the Company’s common shares and an increase in the number of common shares authorized from approximately 22.6 million to 45.1 million. The share split is subject to the receipt of all required regulatory approvals.

5.	Full Description of Material Change:

On May 4, 2006, Stantec’s shareholders approved a two-for-one split of the Company’s common shares and an increase in the number of common shares authorized from approximately 22.6 million to 45.1 million. The share split is subject to the receipt of all required regulatory approvals.

Each shareholder of record at the close of business on May 19, 2006 will receive one additional share for every outstanding share held on the record date. Pursuant to the rules of the Toronto Stock Exchange (TSX), Stantec's common shares will commence trading on a subdivided basis at the opening of business on May 17, 2006. Also on May 17, 2006, Stantec's common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of Stantec's common shares. It is anticipated that share certificates representing the additional common shares resulting from the share split will be mailed to registered common shareholders on or about May 30, 2006.

6.	Reliance on Confidentiality Provisions of National Instrument:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Michael J. Slocombe
Associate General Counsel
Stantec Inc.
10160 - 112th Street
Edmonton, Alberta
T5K 2L6

Telephone: (780) 917-7027

9.	Date of Report:

DATED at Edmonton, Alberta this 10th day of May, 2006.